Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

July 14, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	Cataca Resources, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 14, 2014
File No. 333-190255

Dear Mr. Reynolds:

We have amended our registration statement in response to your letter dated June 23, 2014. This letter responds to your letter and addresses each of your comments as set forth below:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.	We reissue comment 4 in our letter dated March 7, 2014. Please revise this section to add a more detailed plan of operations, which describes specific milestones for each phase of exploration.

We have added the requested disclosure on page 48.

Liquidity and Capital Resources, page 49

2.

We partially reissue comment 6 in our letter dated March 7, 2014. While we note that there is no written agreement, please file a written description of the loan agreement with Mr. Barrios. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs- kinterp.htm.

A description of the agreement has been made Exhibit 10.2 to the Registration Statement.

Changes in Accountants, page 55

3.

Please clarify the language in the first paragraph to state clearly the specific reason that Goldman Accounting Services CPA, PLLC (“Goldman”) is no longer your independent public accountant, i.e., Goldman resigned, Goldman declined to stand for re-election, you dismissed Goldman, etc. Refer to Item 304(a)(1)(i) of Regulation S-K.

Clarifying language has been added to page 55.

4.

Revise to clarify the specific date of the termination of Goldman’s engagement as your independent public accountant. You disclosed that Goldman served you “inclusive through February 14, 2014” and also state that you received a letter dated March 17, 2014 from Goldman stating the firm would not be able to audit the 2013 financial statements.

Clarifying language has been added to page 55.

5.	Please revise and disclose whether the decision to change accountants was recommended or approved by the Board of Directors. See Item 304(a)(1)(iii) of Regulation S-K.

Clarifying language has been added to page 55.

6.

Please file a new Exhibit 16 letter from Goldman indicating whether the firm agrees with the requested revised disclosures. Please advise Goldman that the SEC’s mailing address (which is included in the firm’s letter) is 100 F Street N.E., Washington DC 20549.

A new Exhibit 16 has been filed with this amendment to Registration Statement.

Transactions with related persons, promoters and certain control persons, page 61

7.	We partially reissue comment 8 in our letter dated March 7, 2014. For each loan received from the president, please provide all the information required by Item 404(a)(5) of Regulation S-K.

The requested disclosure has been added to page 62.

Exhibits

8.

We partially reissue comment 12 in our letter dated March 7, 2014. We are unable to locate Exhibit 3.2 refiled with the latest amendment, as your response indicated. Please revise to file the exhibit in proper electronic format. In addition, Exhibit 99.3 as filed with the latest amendment, omits some of the information from the prior Exhibit 99.3. Please file Exhibit 99.3 in its entirety.

We have determined that originally-filed Exhibit 3.2 was unnecessary and should never have been filed. Former Exhibit 3.3 has been refilled as Exhibit 3.2 to this registration statement, and Exhibit 99.3 has been refilled with this amendment to Registration Statement.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

9.

Please advise PLS CPA that an independent registered accounting firm cannot consent to the use of its review report in a document filed with the Commission. PLS CPA should instead provide to you a letter acknowledging awareness of the use of its review report on unaudited interim financial information in the registration statement. Please advise PLS CPA to delete the third paragraph of its consent and provide instead a letter as described by paragraph (b)(15) of Item 601 of Regulation S-K. Please file this letter as an exhibit.

The letter of PLS CPA regarding the use of unaudited interim financial information has been included as Exhibit 15. The consent of PLS CPA has been altered as requested.

Please feel free to call me at 845.256.8031 should you have any further questions. Please note that the undersigned has replaced the former counsel for the issuer. Please send all correspondence regarding this registration statement to the email set forth above.

Glenn & Glenn
/s/ D. Roger Glenn